FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 6, 2005 (“Airtel Launches BlackBerry Connect in India")	Page No 2

Document 1

October 6, 2005

FOR IMMEDIATE RELEASE

Airtel Launches BlackBerry Connect in India

New Delhi, India and Waterloo, ON — Airtel, India’s leading mobile service and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to enable a wider choice of devices with push-based BlackBerry® email services. Through the introduction of BlackBerry Connect™ in India, Airtel will extend BlackBerry wireless services to the Nokia 9500 Communicator, Nokia 9300 smartphone and Sony Ericsson P910i. Airtel’s BlackBerry portfolio also includes the BlackBerry 7100g™ and BlackBerry 7290™.

With Airtel’s introduction of BlackBerry Connect™, users of the Nokia 9500 Communicator, Nokia 9300 smartphone and Sony Ericsson P910i can enjoy the advantages of push-based BlackBerry email delivery with support for features such as wireless email synchronization and attachment viewing. Wireless calendar synchronization, remote address lookup, Triple DES encryption, IT commands and policy enforcement are additional features supported by BlackBerry Enterprise Server™. BlackBerry Connect enables a greater choice of devices on the BlackBerry platform to satisfy varying needs and preferences and allows IT departments the added advantage of being able to support multiple device types with the same back-end infrastructure and end-to-end security model.

Mr. Manoj Kohli, President Mobility, Bharti Tele-Ventures Ltd. announced, “Email continues to be a key communication medium and research indicates that the first application most mobile users like to see integrated into their mobile phones is their email. Email also has one of the greatest impacts on productivity. A constantly widening group of mobile professionals have already recognized the productivity benefits of BlackBerry. Our announcement today of extending the BlackBerry service to a much wider range of new and stylish mobile phone handsets allows us to address the needs of a broader target group of mobile users, thereby further catalyzing the adoption and usage of BlackBerry in India.”

According to Mr. Norm Lo, Vice President, Asia Pacific at Research In Motion, “Millions of mobile professionals around the world are using the BlackBerry platform to stay connected to people and information throughout the day. Now, with BlackBerry Connect, Airtel customers can enjoy the benefits of BlackBerry connectivity together with a wider choice of leading handsets. We are very pleased to be working with Airtel to expand the reach of BlackBerry in India.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other data with industry-leading security features. For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

About Bharti

Bharti Tele-Ventures is one of India’s leading private sector provider of telecommunications services with an aggregate of 14.42 million customers as of end of August ‘05, consisting of approximately 13.41 million mobile customers. The company is the only operator to provide mobile services in all the 23 circles in India. The company also provides telephone services and Internet access over DSL in 15 circles. The company complements its mobile, broadband & telephone services with national and international long distance services. The company also has a submarine cable landing station at Chennai, which connects the submarine cable connecting Chennai and Singapore. The company provides reliable end-to-end data and enterprise services to the corporate customers by leveraging its nationwide fiber optic backbone, last mile connectivity in fixed-line and mobile circles, VSATs, ISP and international bandwidth access through the gateways and landing station. For more information, visit www.bhartiteleventures.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 6, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller